

07002570



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C. MAR 1 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHAFS Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Research Park Drive
(No. and Street)

Madison	Wisconsin	537[illegible]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

2901 West Beltline Highway	Madison	Wisconsin	53713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHAFS Equities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David B. Cutler
Signature

Vice President, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Angela Miloszewicz
Dane Co.
exp. 2/22/09

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)
Madison, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2006 and 2005

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Financial Statements and Additional Information

Years Ended December 31, 2006 and 2005

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

We have audited the accompanying balance sheets of WHAFS Equities Corporation as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WHAFS Equities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information appearing starting on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 14, 2007
Madison, Wisconsin

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Balance Sheets

December 31, 2006 and 2005

Assets	2006	2005
Assets:		
Cash and cash equivalents	$ 861,971	$ 593,704
Commissions receivable	187,049	189,444
Accounts receivable - Affiliate	101,632	108,885
Other assets	14,062	-
TOTAL ASSETS	$ 1,164,714	$ 892,033
Stockholder's Equity		
Stockholder's equity:		
Common stock; $.01 par value; 9,000 shares authorized; 3 shares issued and outstanding	$ -	$ -
Additional paid-in capital	40,022	40,022
Retained earnings	1,124,692	852,011
TOTAL STOCKHOLDER'S EQUITY	$ 1,164,714	$ 892,033

See accompanying notes to financial statements.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Statements of Income

Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 1,125,591	$ 1,077,939
Other income	235,834	233,141
Interest	27,444	9,574
Total revenue	1,388,869	1,320,654
Operating expenses:		
Management and administration fees	995,000	1,021,720
General and administrative	20,508	42,398
Total operating expenses	1,015,508	1,064,118
Income before income taxes	373,361	256,536
Income tax provision	(100,680)	(52,057)
Net income	$ 272,681	$ 204,479

See accompanying notes to financial statements.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Statements of Stockholder's Equity

Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2005	3	$ -	$ 40,022	$ 647,532	$ 687,554
Net income	-	-	-	204,479	204,479
Balances at January 1, 2006	3	-	40,022	852,011	892,033
Net income	-	-	-	272,681	272,681
Balances at December 31, 2006	3	$ -	$ 40,022	$ 1,124,692	$ 1,164,714

See accompanying notes to financial statements.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Increase in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 272,681	$ 204,479
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	2,395	9,768
Other assets	(14,062)	28,974
Due from affiliate	7,253	(7,079)
Accounts payable and other liabilities	-	(964)
Net cash provided by operating activities	268,267	235,178
Net change in cash and cash equivalents	268,267	235,178
Cash and cash equivalents at beginning	593,704	358,526
Cash and cash equivalents at end	$ 861,971	$ 593,704

Supplemental cash flow information:

	2006	2005
Cash paid during the year for income taxes	$ 100,680	$ 52,057

See accompanying notes to financial statements.

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

WHAFS Equities Corporation (the "Company"), a wholly owned subsidiary of WHA Financial Solutions, Inc. (the parent company), is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's business purpose is to market tax deferred annuities and mutual funds for employer-sponsored retirement plans and provide consulting and brokerage services to the health care industry. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from commissions on a trade date basis.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent company. Federal and state income taxes are determined based on separate earnings or loss of the companies, and the amount of current tax is remitted to the Parent. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2006 and 2005 there are no deferred taxes payable or refundable.

Note 2 Commissions Receivable

Commissions receivable represent fees due from insurance companies for tax deferred annuities and mutual funds that the Company sells.

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 3 Major Customer

In 2006 and 2005, one major employee-sponsored plan accounted for 13% of commissions and other revenues for both years aggregating $176,000 and $164,000, respectively.

Note 4 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had regulatory net capital of $1,034,913 and $737,998, respectively. Minimum net capital requirements at December 31, 2006 and 2005 were $5,000. The Company had no aggregate indebtedness at December 31, 2006 and 2005.

Note 5 Concentration of Credit Risk

The Company has several cash accounts at one financial institution. The Federal Deposit Insurance Corporation (FDIC) currently insures deposits up to $100,000. The Company's bank cash balances at December 31, 2006, in excess of the insured amount totaled approximately $760,000.

Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The agreement requires the Parent to provide certain day-to-day operational support and to assist it with compliance and other matters, when deemed appropriate, and requires the Company to pay the Parent a management fee and reimburse them for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses. For the years ended December 31, 2006 and 2005, the Company paid $995,000 and $1,021,720, respectively to the Parent as reimbursement for services performed on behalf of the Company. The Company paid certain expenses on behalf of the Parent company and made advances to the Parent company. At December 31, 2006 and 2005, $101,632 and $108,885, respectively, remained outstanding and is reported as accounts receivable - affiliate. The Company also reimburses Wisconsin Hospital Association, Inc. (WHA), the parent company of WHA Financial Solutions, Inc., for certain administrative costs. At December 31, 2006 and 2005, the Company had no outstanding accounts payable to WHA.

Note 8 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2006 and 2005. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 9 Reclassification

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 classifications.

The 2005 financial statements have been reclassified to conform to the 2006 presentation by increasing provision for income taxes $58,280 and decreasing management fees $58,280.

Additional Information

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of WHAFS Equities Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 14, 2007
Madison, Wisconsin

WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Net capital:		
Total stockholder's equity	$ 1,164,714	$ 892,033
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable - Affiliate	101,632	108,885
Other nonallowed accounts receivable and other assets	28,169	45,150
Net capital	$ 1,034,913	$ 737,998
Aggregate indebtedness:		
Items included in balance sheet	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$ -	$ -
Minimum dollar requirement	5,000	5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital at required minimum dollar amount	$ 1,029,913	$ 732,998
Ratio: Aggregate indebtedness to net capital	Not applicable	Not applicable

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filed January 23, 2007.

END